SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             --------------------

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 13E-3
                                (Final Amendment)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          The Randers Killam Group Inc.
                                (Name of Issuer)

                          The Randers Killam Group Inc.
                              Thermo TerraTech Inc.
                           Thermo Electron Corporation
                      (Name of Person(s) Filing Statement)

                   Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                 752333 20 3
                      (CUSIP Number of Class of Securities)

                          Sandra L. Lambert, Secretary
                          The Randers Killam Group Inc.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:
                       Seth H. Hoogasian, General Counsel
                          The Randers Killam Group Inc.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    The filing of a registration statement under the Securities Act of 1933.

c.    A tender offer.

d.    None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies.    / /

      This Amendment No. 4 to Rule 13e-3 Transaction Statement (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on
Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") by The Randers Killam Group Inc. ("Randers Killam" or the
"Company"), Thermo TerraTech Inc. ("Thermo TerraTech"), RK Acquisition Corporation (the "Merger Sub"), and Thermo Electron Corporation ("Thermo Electron") on November 9, 1999, as amended and supplemented by Amendment No. 1 thereto filed on January 18, 2000, by Amendment No. 2 thereto filed on March 10, 2000, and by Amendment No. 3 thereto filed on April 13, 2000 (as amended and restated, the "Statement"), in connection with a proposal to adopt an Agreement and Plan of Merger dated as of October 19, 1999 (the "Merger Agreement") by and among Thermo Electron, the Merger Sub and Randers Killam, pursuant to which the Merger Sub, a subsidiary of Thermo Electron, will be merged with and into Randers Killam.

      This Final Amendment is being filed, pursuant to Rule 13e-3(d)(3), to report the results of the transaction that is the subject of this Statement. Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in this Statement. Except as expressly set forth in this Final Amendment, all information in this Statement remains unchanged.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

The information set forth in Item 3 of the Statement is hereby amended and supplemented as follows: At a Special Meeting of the stockholders held on May 15, 2000, the stockholders of Randers Killam voted to adopt the Merger
Agreement. The Merger Agreement was approved by holders of a majority of the Company's outstanding shares of common stock entitled to vote at the Special Meeting, as required by Delaware law. The transactions with respect to the Merger described in this Statement were consummated on May 15, 2000. The Company filed a Certificate of Merger with the Secretary of State of the State of Delaware on May 15, 2000 and, as a result, the Merger became effective as of 2:00 p.m. (the "Effective Time") on that date. The separate existence of the Merger Sub ceased as of the Effective Time. Each share of common stock of the Company that was issued and outstanding immediately prior to the Effective Time (other than shares held by Thermo TerraTech and Thermo Electron and stockholders exercising dissenters' rights) was converted as of the Effective Time into the right to receive $4.50 per share in cash without interest, in accordance with the Merger Agreement.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

The information set forth in Item 5 of the Statement is hereby amended and supplemented as follows: The Merger was consummated on May 15, 2000. Because the Company, as a result of the Merger, has only one stockholder, the Company filed on May 16, 2000 a certification on Form 15 pursuant to Rule 12g-4 to provide notice of termination of the registration of the common stock of the Company under the Securities Exchange Act of 1934, as amended, and to suspend all reporting requirements thereunder.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

The  information  set forth in Item 10 of the  Statement  is hereby  amended and supplemented as follows: As a result of the Merger and the transactions consummated in connection therewith, Thermo Electron owns 100% of the outstanding capital stock of the Company (as the Surviving Corporation).

SIGNATURES

      After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                   THERMO TERRATECH INC.



Dated:  May 19, 2000               By:  /s/ Kenneth J. Apicerno
                                        -----------------------
                                   Name:    Kenneth J. Apicerno
                                   Title:   Treasurer

                                   THE RANDERS KILLAM GROUP INC.



Dated:  May 19, 2000               By:  /s/ Emil C. Herkert
                                        -------------------
                                   Name:     Emil C. Herkert
                                   Title:    President and Chief Executive
                                             Officer

                                   THERMO ELECTRON CORPORATION



Dated: May 19, 2000                By:  /s/ Theo Melas-Kyriazi
                                        ----------------------
                                   Name:     Theo Melas-Kyriazi
                                   Title:    Vice President and Chief Financial
                                             Officer